

January 18, 2011

By U.S. Mail and Facsimile to: (203) 719-0680

John Cryan
Group Chief Financial Officer
UBS AG
Bahnhofstrasse 45
CH-8001 Zurich, Switzerland

> **Re:** **UBS AG**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Form 6-K furnished May 4, 2010**
> **Form 6-K furnished July 27, 2010**
> **File No. 001-15060**

Dear Mr. Cryan:

  We have reviewed your response to our letter dated September 9, 2010 and have the following additional comments. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. It does not appear that you have filed "clean" opinions of counsel in connection with your ongoing sales of linked notes under your shelf registration statement (File No. 333-156695). Please advise us why "clean" opinions have not been filed, or if they have been filed, where they are located.

<u>Form 20-F for the Fiscal Year Ended December 31, 2009</u>

<u>General</u>

2. We have received your response to comment 9 from our letter dated September 9, 2010 and the related supplemental correspondence dated December 31, 2010. Our review is ongoing and we may have further comments.

3.   Please tell us about your contacts with Iran, Syria, Sudan and Cuba, countries subject to U.S. economic sanctions and export controls and identified by the U.S. State Department as state sponsors of terrorism, since your letters to us of November 16, 2005, April 20, 2006 and September 6, 2006. In this regard, we note the disclosure in your 20-F regarding your operations in the Middle East, Africa and Latin America, and the disclosure in your 20-F for fiscal 2007 that you decided to exit commercial and client business dealings with countries including Iran and Sudan. Please discuss the nature and extent of your contacts with these countries, whether direct or through affiliates, partners, or other indirect arrangements.

4.   Please discuss the materiality of your contacts with Iran, Cuba, Syria or Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Cuba,S yria and Sudan.

5.   Please also discuss the potential for reputational harm from your relationships with third parties. For instance, we note from 2007 and 2008 news articles that you have provided advisory or investment banking services to PetroChina, which has contacts with Iran, Syria, Sudan and Cuba, and which acknowledges on both its website and in its most recent 20-F the risk of adverse investor reaction to PetroChina because of the operations of its parent, China National Petroleum Corporation, in all four countries, as well as its own operations relating to those countries. In addition, we note from 2008 news articles that you purchased a large block of stock in Sinopec Shanghai Petrochemical, which acknowledges in its most recent 20-F negative publicity and divestment of its stock because of its parent companies' Sinopec Corp. and Sinopec Group operations in Iran, Syria, Sudan and Cuba. Please discuss the significance to you of these types of relationships, and the potential for harm to your reputation and share value to suffer as a result of your relationships with such companies.

Exhibits, page 21

Exhibit 4.1

6.   We note your response to our prior comment 1. Please address why you believe you are not <u>required</u> to file the Deferred Prosecution Agreement in its entirety in light of your obligations as a reporting company. In the alternative, please amend your Form 20-F to file the agreement in its entirety or submit an application for confidential treatment pursuant to Exchange Act Rule 24b-2.

Closing Comments

You may contact Angela Connell at (202) 551-3426 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3366 with any other questions.

Sincerely,

Michael Seaman
Special Counsel